FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of August 2005
                                  3 August 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Final Results released on 3 August 2005


                                                                   3 August 2005

                       BRITISH SKY BROADCASTING GROUP PLC
                Results for the twelve months ended 30 June 2005

  BSkyB announces total revenue of over GBP4 billion, record profits and year on year growth in gross subscriber additions

Operating highlights

- Net DTH subscriber growth of 83,000 (2004: 81,000) in the quarter to
  7.8 million (2004: 7.4 million)

- Sky+ households increased by 118,000 (2004: 75,000) in the quarter to 888,000 (2004: 397,000)

- Multiroom households increased by 82,000 (2004: 23,000) in the quarter to 645,000 (2004: 293,000)

Financial highlights

- Turnover increased by 11% to GBP4,048 million

- Operating profit before goodwill and exceptional items increased by 34% to GBP805 million, a margin of 20%

- Profit after tax increased by 32% to GBP425 million

- Earnings per share before goodwill and exceptional items increased by 58% to 29.0 pence

- Proposed final dividend of 5 pence per share generating a full year dividend of 9 pence per share

James Murdoch, Chief Executive said:

"The team delivered a set of results this year that demonstrates the health of our business and the strong position that the Company occupies in this rapidly evolving marketplace. We remain focused on providing the leading entertainment service in the UK and Ireland that continues to meet the changing needs of our customers and their families, offering great value and world-beating quality. In a highly competitive environment, we are confident in our ability to achieve our goals"


Results highlights
----------------------------      ---------    --------  --------   --------
Key subscriber information           2005        2004    Change   % Change
--------------------------

Net DTH subscriber additions(1)    83,000      81,000     2,000          2%
Total DTH subscribers(2)        7,787,000   7,355,000   432,000          6%

Net Sky+ household additions(1)   118,000      75,000    43,000         57%
Total Sky+ households(2)          888,000     397,000   491,000        124%

Net Multiroom household            82,000      23,000    59,000        257%
additions(1)
Total Multiroom households(2)     645,000     293,000   352,000        120%
----------------------------      ---------    --------  --------   --------
----------------------------      ---------    --------  --------   --------
Profit and loss account (GBPm)    Twelve months to 30 June
----------------------------
                                     2005        2004    Change   % Change

Turnover                            4,048       3,656       392         11%

Operating profit before
goodwill and exceptional items(3)     805         600       205         34%

Operating profit margin before
goodwill and exceptional items       19.9%       16.4%      3.5%        21%

Profit before taxation,
goodwill and exceptional items(3)     757         514       243         47%

Profit after taxation before
goodwill and exceptional items(3)     555         356       199         56%

Profit after taxation                 425         322       103         32%
----------------------------      ---------    --------  --------   --------
----------------------------      ---------    --------  --------   --------
Cash flow information (GBPm)      Twelve months to 30 June
----------------------------
                                     2005        2004    Change   % Change

Operating cash inflow                 978         882        96         11%

Net debt                              379         429       -50       -12%
----------------------------      ---------    --------  --------   --------
----------------------------      ---------    --------  --------   --------
Per share information (pence)   Twelve months to 30 June
----------------------------
                                     2005        2004    Change   % Change

Earnings per share before
goodwill and exceptional items(3)    29.0        18.3      10.7         58%

Earnings per share                   22.2        16.6       5.6         34%
----------------------------      ---------    --------  --------   --------

1.   In the three months to 30 June
2.   As at 30 June
3. The reconciliation to the nearest equivalent GAAP measure can be found in Appendix 2


Enquiries:

Analysts/Investors:

Andrew Griffith Tel: 020 7705 3118
Robert Kingston Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles Tel: 020 7705 3267
Robert Fraser Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com

Finsbury:

Alice Macandrew Tel: 020 7251 3801


There will be a presentation to analysts and investors at 9:30 a.m. (BST) today at Goldman Sachs, River Court Conference & Training Centre, 7th Floor, River Court, 120 Fleet Street, London EC4A 2BB and a press conference at 11:30 a.m. at the same venue.

A conference call for US analysts and investors will be held at 10:00 a.m. EST today. Details of the call have been sent to US institutions and can be obtained from John Sutton at Taylor Rafferty on +1 212 889 4350.

A live webcast of the presentation to analysts and investors, together with this presentation will be available today on Sky's website, which may be found at www.sky.com/corporate.

Interviews with James Murdoch, CEO, and Jeremy Darroch, CFO, in video, audio and text, are available from Sky's website and at www.cantos.com.



OPERATING REVIEW

At 30 June 2005, the total number of direct-to-home ("DTH") digital satellite subscribers in the UK and Ireland was 7,787,000, representing a net increase of 83,000 subscribers in the three months to 30 June 2005 ("the quarter"). During the year, the number of subscribers to one or more premium channels increased by over 250,000 to 5,619,000. The Group remains on track to achieve its target of eight million DTH subscribers by 31 December 2005.

The Group recorded gross DTH subscriber additions in the quarter of 303,000, reflecting further progress since the launch of a number of strategic initiatives, including the 'What do you want to watch?' marketing campaign on 1 October 2004, and despite a more challenging consumer environment.

The total number of Sky+ households increased by 118,000 in the quarter to 888,000, reflecting an 11% penetration of total DTH subscribers. Since relaunching with a revised pricing structure in October 2003, the number of Sky+ subscribers has increased at an average rate of 110,000 every quarter, equal to the growth in total DTH subscribers over the same period. This product continues to receive high satisfaction ratings and attract new customers to Sky with 14% of new additions in the quarter taking Sky+.

The total number of Multiroom households has more than doubled year on year, increasing by 82,000 in the quarter to 645,000, 8% penetration of total DTH subscribers.

DTH churn for the quarter (annualised) was in-line with the fourth quarter of last year at 10.5% and down from 11.1% for the previous quarter. Churn for the twelve months ended 30 June 2005 ("the year") was 10.3%, in-line with the Group's stated goal of around 10%.

Annualised average revenue per DTH subscriber ("ARPU") in the quarter was GBP384, GBP2 higher than the previous quarter reflecting increased Multiroom subscriptions, a greater number of pay-per-view ("PPV") events and higher net revenues from SkyBet.

During the year the business delivered a set of initiatives to further extend the range of products and services available to its customers.

- Today, Sky is announcing the introduction of the 'Sky Gnome', an innovative portable and wireless device that will enable customers to listen to the audio output from their favourite digital TV and radio channels throughout the home.

- In June 2005, Sky announced a simplified pricing and packaging structure that offers customers increased choice and flexibility. The basic-tier package will be replaced by six distinct "genre-mixes" allowing customers to select various combinations of basic-tier channels alongside premium sports and movies. Whilst increasing the number of available packages fivefold, Sky also reduced the number of price points from 96 to 15.

- Before the end of this calendar year, customers who subscribe to a top-tier package and have a broadband internet connection will be able to download movies 'on-demand' and enjoy Sky Sports programming through their PC free of charge. Initially planned to launch with over 200 movies, which will increase over time, customers will be able to browse and download movies, trailers, behind the scenes footage and reviews at any time through an easy to use, intuitive application. From day one, over 5 million Sky Sports subscribers will have access to highlights from all their favourite sports, including Barclays Premier League and UEFA Champions League football, rugby, golf and cricket. As an added benefit, Sky World customers will also be able to receive the latest video updates from Sky News and Sky Sports News via their mobile phone.

- In October 2004, Sky added Sky+160 to its product portfolio. This product offers customers around four times as much storage as the standard Sky+ box and has two USB connections, increasing its compatibility for future developments.

- At the same time, Sky launched a new freesat service offering customers around 200 television and radio channels and interactive services for a one-off fee. This provides an attractively priced alternative for approximately 50% of UK households who either cannot receive Freeview or require an aerial upgrade.

- Following on from the success of Sky+, Sky plans to launch Europe's most comprehensive high definition television service ("HDTV") in the first half of calendar year 2006. Good progress was made during the year building the required broadcast infrastructure and facilities and developing the HDTV box, which has the connectivity and flexibility to offer advanced services in the future. This service will initially comprise a number of HD channels, including sports, movies and documentaries and will offer customers the ultimate TV experience.

- Sky Sports share of viewing (according to viewing figures from the Broadcasters Audience Research Board ("BARB"))in UK television homes was
  12% higher than the same quarter last financial year, with England playing Australia in cricket's NatWest Challenge and the British and Irish Lions tour of New Zealand both achieving record audience figures. During the year, Sky concluded a number of major sports agreements including:

  - Exclusive live rights from the England and Wales Cricket Board to broadcast all international and the primary domestic cricket series in England and Wales until 2009
  - Exclusive live rights from the Rugby Football Union to broadcast England's Autumn Internationals and Zurich Premiership matches until 2010
  -   Exclusive live rights to the European Rugby Cup until 2010
  - Exclusive live rights from the Football League to broadcast around 100 matches per season from the League's competitions until 2009

In addition to these, Sky Sports also added coverage of equestrian events, international netball, badminton and yachting to further increase the range of programming on its dedicated channels, which includes coverage of over 150 different sporting disciplines.

- During the year, Sky made progress in the renegotiation of three major movie studio contracts, focusing on better quality, better rights and improved value. Sky Movies screens over 450 different films every week across its 11 multiplex screens, offering unrivalled choice and convenient viewing.

- Named as 'News Channel of the Year' by the Royal Television Society for the fourth year running, Sky News remains the UK's leading news channel both in terms of ratings and critical acclaim. Later this year, Sky News will unveil a new on-air look and schedule when it begins broadcasting from its recently completed state-of-the-art studio complex at Sky's main campus in Osterley.

- Sky One relaunched in September 2004 with a new on-air look and strong line-up of acquired and commissioned programming. The channel's commitment to offer modern, quality programming is reflected by a 3.9% increase in the share of viewing by ABC1 adults in network homes in the first half of calendar year 2005. The upcoming Autumn schedule features a strong line-up with 'Nip/Tuck' returning in a two series exclusive agreement, the second co-produced series of the '4400' and new US drama series 'Weeds' and 'Threshold'.


FINANCIAL REVIEW

Total revenue for the year increased by 11% over the year ended 30 June 2004 ("the comparable period") to GBP4,048 million. Operating profit before goodwill and exceptional items increased by 34% on the comparable period to GBP805 million, resulting in operating profit margin before goodwill and exceptional items of 20%, up from 16% for the comparable period.

The Group generated earnings per share before goodwill and exceptional items of
29.0 pence, up from 18.3 pence for the comparable period, and returned a total of GBP551 million to shareholders through an ordinary dividend and a share buy-back programme.

Revenue

Total revenues increased by 11% on the comparable period to GBP4,048 million.

DTH revenues increased by 12% on the comparable period to GBP2,968 million. This was mainly driven by 6% growth in the average number of DTH subscribers and a 5% increase in the average revenue per DTH subscriber, mainly as a result of the January and September 2004 price rises and increased Multiroom subscription revenues.

Wholesale revenues increased by 2% on the comparable period to GBP219 million. After adjusting for a one-off receipt of monies from NTL following an audit of sums due to the Group in the first quarter of last financial year, this represents a 5% increase on the comparable period. This has primarily been driven by the changes to wholesale prices in January and September 2004 and the payment for carriage of Sky Sports Extra and PREMPLUS.

Advertising revenues increased by 5% on the comparable period to GBP329 million. This has been driven by 4% growth in the UK television advertising sector and continued growth in the Group's share of this sector.

Total SkyBet revenue for the year was GBP261 million, a 37% increase on the comparable period. Gross margin increased from 8% to 10% driven by the introduction of fixed odds games during the year, such as roulette and multi-line slot games. On 8 April 2005, the Gambling Act was passed by Parliament. Once implemented, the Act will present an opportunity to offer 'gaming' services combining TV and interactivity. 'Gaming' includes games of chance and skill and therefore the Act will permit the launch of true casino games such as poker, in addition to the fixed odds games already available on SkyBet.

The SkyBuy retail service was wound down and closed during the year. This, together with the expiry of a number of historical interactive contracts and services led to a reduction in Sky Active revenues of GBP24 million to GBP92 million. Underlying revenues (excluding these items) rose by 10% to GBP87 million, reflecting the growth in areas such as interactive advertising, games and third party betting and gaming.

Programming costs

Total programming costs decreased by GBP75 million on the comparable period to GBP1,636 million. This reduction has been primarily driven by contractual savings in the renewal of sports contracts and the benefit of improved rates at which the group is able to purchase US dollars to satisfy its movie commitments.

Sports costs, which represent 46% of total programming costs, decreased by GBP56 million on the comparable period to GBP747 million. The renewal of the FA Premier League and Football Association contracts led to substantially all of this reduction which was partly offset by the Ryder Cup, a bi-annual event and investment in production costs behind increased coverage in a number of sports, most notably football, with an increase of 32 live Barclays Premiership games and delayed footage or extended highlights of every Barclays Premiership match through the Football First service.

Movie costs decreased by GBP37 million on the comparable period to GBP356 million primarily due to an improved rate at which the Group's US dollar denominated movies were amortised as a result of the weaker dollar. Savings from the renewal of a non-major studio agreement were offset by the additional costs associated with an increase in the average number of movie subscribers.

News and entertainment costs were GBP171 million, an increase of GBP16 million on the comparable period. This increase is primarily due to the higher operating costs of Sky News following the commencement of the contract to supply news to 'five' and the coverage of the Tsunami disaster and the elections at home and abroad. After adjusting for the GBP17 million accelerated stock amortisation charge in the final quarter of last financial year, entertainment costs increased by 22% on the comparable period. This increase reflects the greater investment in acquired and commissioned programming for Sky One.

Third party channel costs increased by 1% on the comparable period to GBP362 million, representing a 6% increase in the average number of DTH subscribers offset by a 6% reduction in the cost per subscriber. This saving has been primarily been driven by the renewal of our contracts on improved terms and the termination of our contract with Granada Sky Broadcasting ("GSB"), slightly offset by new channels joining the pay-TV line-up, including FX, Turner Classic Movies ("TCM") and UKTV Style Gardens.

Gross margin (defined as total revenues less total programming costs) for the year was 60%, representing an increase of 7 percentage points on the comparable period.

Other operating costs

Total other operating costs before goodwill and exceptional items increased by GBP262 million on the comparable period to GBP1,607 million.

Transmission and related costs for the year were GBP171 million, an increase of GBP25 million on the comparable period reflecting higher engineering, broadcast support and maintenance costs associated with an expanding broadcast infrastructure, resulting from projects including the creation of the new Sky News Centre and the Advanced Technology Centre ("ATC").

Marketing costs increased by GBP119 million to GBP515 million, 13% of total revenue, equal to the average rate over the last three years. During the year, the Group launched a number of marketing initiatives to attract new subscribers and drive the penetration of the yield enhancing Sky+ and Multiroom products. This increase reflects the strong growth in the number of gross additions, with three times as many new joiners taking Sky+ from the outset compared to last year. As a consequence of this activity, the blended subscriber acquisition cost ("SAC") for the year was GBP237. The number of existing customers upgrading to Sky+ increased by over 40% year on year and the number upgrading to Multiroom increased by almost 150% over the same period. These products generate high levels of satisfaction and offer an attractive return on investment through lower churn and a higher propensity to take premium packages and multiple subscriptions. Above the line marketing costs for the year were GBP74 million, an increase of 50% on the comparable period as a result of the continuation of the 'What do you want to watch?' campaign and marketing of the new Sky One schedule.

Subscriber management costs increased by GBP25 million on the comparable period to GBP396 million. This reflects the growing subscriber base, increased call volumes due to higher levels of sales activity and a higher level of Sky+ and Multiroom installations.

Administration costs before goodwill and exceptional items increased by GBP32 million on the comparable period to GBP289 million, mainly due to increased technology, facility, IS development costs and a one-time charge of GBP14 million for restructuring costs following an efficiency and effectiveness review of the business.

Betting costs increased by GBP61 million to GBP236 million in line with the strong growth in SkyBet revenues.

Operating profit before goodwill and exceptional items increased by 34% on the comparable period to GBP805 million. Operating profit margin before goodwill and exceptional items increased from 16% to 20%, despite the small dilutive effect of the structurally lower margin SkyBet business, which currently generates a margin of around 10%.

Goodwill

The goodwill associated with planetfootball.com was fully written off in June 2004 resulting in a GBP3 million reduction in goodwill on the comparable period to GBP116 million.

Exceptional items

During the second quarter, the Group sold its 49.5% investment in GSB to ITV for GBP14 million cash consideration. After deducting the carrying value of the investment in GSB and writing back the original goodwill relating to the increase of the Group's interest in GSB to 49.5% in March 1998, which had previously been eliminated against reserves, the disposal generated an accounting loss under UK Generally Accepted Accounting Principles ("UK GAAP") of GBP23 million.

In the quarter, the Group received GBP13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to the Group. These amounts had been fully provided for in the year ended 30 June 2002 therefore generating a non-recurring operating exceptional item.

Joint Ventures

The Group's share of net operating profits from its joint ventures was GBP14 million for the year, compared to a GBP5 million net operating loss for the comparable period. After adjusting for a one-off GBP11 million write down in relation to Attheraces ("ATR") in the final quarter of last financial year, this represents an increase in net operating profits of GBP8 million, generated primarily from ATR.

Interest

Total net interest payable for the year reduced by GBP19 million to GBP62 million primarily as a result of an increase in interest receivable due to higher levels of cash on deposit at higher interest rates.

Taxation

The total net tax charge for the period of GBP206 million includes a current tax charge of GBP159 million, a deferred tax charge of GBP68 million and a tax charge in relation to exceptional items of GBP4 million, offset by a GBP25 million adjustment in respect of prior years. Excluding the effect of goodwill, joint ventures and exceptional items, the Group's underlying effective tax rate on ordinary activities for the year was 30%.

The net GBP25 million adjustment in respect of prior years comprises a GBP7 million benefit in respect of consortium relief on losses purchased from ATR and the favourable settlement of some prior year items.

The mainstream corporation tax liability for the year was GBP161 million and in accordance with the quarterly instalment regime, GBP75 million was paid in the year and GBP40 million was paid in July 2005. The final payment is due in October 2005.

Earnings

Profit after tax for the year was GBP425 million, generating earnings per share before goodwill and exceptional items of 29.0 pence, an increase of 58% on the comparable period. At 30 June 2005, the total number of shares outstanding was 1,867,523,599.

Cash flow

Earnings before interest, tax, depreciation and amortisation ("EBITDA") before exceptional items increased by 28% on the comparable period to GBP897 million. After a GBP55 million positive movement in working capital, a GBP13 million receipt from the liquidators of ITV digital and other items, the Group generated an operating cash inflow of GBP978 million. After taxation of GBP103 million and net interest payable of GBP63 million the Group utilised cash in a number of areas, including the share buy-back programme (GBP416 million, including GBP3 million of stamp duty and commissions), capital expenditure (GBP230 million) and dividend payments (GBP138 million) resulting in a reduction in net debt during the year from GBP429 million to GBP379 million at 30 June 2005.

During the year, the Group progressed a number of capital expenditure and infrastructure projects in line with the plans announced on 4 August 2004. The Group spent GBP75 million on a combination of infrastructure projects including the acquisition of four freehold properties previously leased at its Osterley campus and the construction of the Sky News centre. The Group continued work on the CRM programme to upgrade its customer service systems, investing GBP59 million during the year, with roll-out scheduled to commence in the second half of this calendar year. As part of the Group's business continuity plan, GBP24 million was invested to build and fit out the Advanced Technology Centre. The remaining GBP72 million, regarded as 'core' capital expenditure, was spent on IS infrastructure, broadcast equipment and new product development, including HDTV.

IFRS

The Group is required to adopt International Financial Reporting Standards ("IFRS") in the preparation of its consolidated financial statements from 1 July 2005. In November 2005, the Group will report its first results under IFRS for the quarter ending 30 September 2005. In order to provide comparative figures under IFRS in advance, the Group will publish detailed information regarding the transition on 14 September 2005. This will include audited reconciliations of the 2005 Income Statement, Balance Sheet and Cash Flow to UK GAAP from IFRS detailing the impact of the Group's new accounting policies, and unaudited quarterly 2005 Income Statements to provide comparatives for 2006.

Further details on the transition to IFRS, including unaudited headline results for the 2005 financial year, will be provided at the Group's preliminary results presentation today.

Distributions to shareholders

The Board of Directors are proposing a final dividend of 5 pence per ordinary share, resulting in a total dividend for the year of 9 pence per share. The ex-dividend date will be 26 October 2005 and, subject to shareholder approval at the Company's Annual General Meeting ("AGM"), the dividend will be paid on 18 November 2005 to shareholders of record on 28 October 2005.

At the Company's AGM on 12 November 2004, the Company received approval from shareholders to repurchase up to 97 million shares, representing approximately five percent of its issued share capital. During the year, the Company repurchased for cancellation 74.3 million shares for a total consideration of GBP416 million, including stamp duty and commissions. The programme is ongoing, and will continue until the authority granted on 12 November 2004 expires at the next AGM on 4 November 2005.

It remains the overall financial policy of the Board to achieve an appropriate balance between distributions arising from strong free cash flow generation to shareholders, and maintaining a prudent degree of strategic and financial flexibility.

The Board considers that an on-market share repurchase programme is a flexible, equitable and tax-efficient means by which to make distributions to shareholders which are incremental to the ordinary dividend. As a result, the Board currently intends to propose resolutions at the AGM in November 2005 to renew the annual authority last granted by shareholders in 2004 to buy back up to a further 5% of its issued share capital.

In pursuing a continued buy-back authority, the Board is sensitive to the concerns expressed by some Independent Shareholders. Accordingly, as part of the buy-back proposals, the Board intends to enter into an agreement with News UK Nominees Limited, which would limit the exercise of its voting rights to the level held at the time of the 2005 AGM (expected to be no more than 37.2%). This voting arrangement will be conditional on the buy-back proposals being approved by shareholders. Further details of the proposals will be sent to shareholders in advance of the AGM.

Use of non-GAAP financial information

This results announcement contains certain information on the Group's results and cash flows that have been derived from amounts calculated in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"), but are not themselves UK GAAP measures. These should not be viewed in isolation as alternatives to the equivalent UK GAAP measure and should be read in conjunction with the equivalent UK GAAP measures. Further disclosures are also provided under "Use of Non-GAAP Financial Information" in Appendix 2.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with regard to the potential for growth of free-to-air and pay-TV, advertising growth, DTH subscriber growth and Multiroom and Sky+ penetration, DTH revenue, profitability and margin growth, cash flow generation, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Interim Report on Form 6-K for the period ended 31 December 2004. Copies of the Interim Report on Form 6-K are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Appendix 1

Subscribers to Sky Channels


                                           As at              As at
                                        30/06/04           30/06/05

DTH homes1,2 3                         7,355,000          7,787,000

Total TV homes in the UK and
Ireland4                              26,066,000         26,321,000

DTH homes as a percentage of
total UK and Ireland TV homes                 28%                30%

Cable - UK                             3,321,000          3,287,000
Cable - Ireland                          574,000            585,000
Total Sky pay homes                   11,250,000         11,659,000
Total Sky pay homes as a
percentage of total
UK and Ireland TV homes                       43%                44%

Sky+ homes                               397,000            888,000

Multiroom homes5                         293,000            645,000

DTT - UK 6                             3,084,000          4,940,000

1: Includes DTH subscribers in Republic of Ireland (363,000, as at 30 June
   2005).
2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.
3: DTH homes include subscribers taking Sky packages through Kingston
   Interactive Television and Homechoice.
4: Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 1 July 2005). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July with results available in September (latest figures as at July 2004).
5: Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)
6: DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 1 July 2005). These include Sky or Cable homes that already take multi-channel TV.


Appendix 2

Use of Non-GAAP Financial Information

A summary of certain non-GAAP measures included in this results announcement, together with the most comparable GAAP measure and descriptions of certain non-GAAP measures, is shown below.

--------------------          --------------------------
Non-GAAP measure              Most comparable GAAP measure
--------------------          --------------------------
Operating profit before
goodwill                      Operating profit
--------------------          --------------------------
Profit before taxation,
goodwill and exceptional
items                         Profit before taxation
--------------------          --------------------------
Profit after taxation before
goodwill and exceptional
items                         Profit after taxation
--------------------          --------------------------
Earnings per share before
goodwill and exceptional
items                         Earnings per share
--------------------          --------------------------
EBITDA                        Operating profit
--------------------          --------------------------


Glossary

--------------------          --------------------------
Useful definitions            Description
--------------------          --------------------------
ARPU                          Average Revenue Per User: the amount
--------------------          spent by the Group's residential
                              subscribers in the quarter, divided by
                              the average number of residential
                              subscribers in the quarter,
                              annualised.
--------------------          --------------------------
Churn                         The rate at which subscribers
                              relinquish their subscriptions,
                              expressed as a percentage of total
                              subscribers.
--------------------          --------------------------
Digibox                       Digital satellite reception
                              equipment.
--------------------          --------------------------
EBITDA                        Earnings before interest, taxation,
                              depreciation and amortisation is
                              calculated as operating profit before
                              depreciation and amortisation or
                              impairment of goodwill and intangible
                              assets.
--------------------          --------------------------
Effective tax rate            Corporation tax charge expressed as a
                              percentage of Profit before Tax,
                              goodwill, interest, exceptional items
                              and share of results of joint
                              ventures.
--------------------         --------------------------
Mainstream Corporation        Current corporation tax charge for the
Tax liability                 year.
--------------------          --------------------------
Multichannel viewing share    Share of viewers of non-analogue
                              terrestrial television.
--------------------          --------------------------
Multiroom                     Installation of one or more additional
                              digiboxes in the household of an
                              existing DTH subscriber.
--------------------          --------------------------
PVR                           Personal Video Recorder: Digital TV
                              receiver which utilises a built in hard
                              disk drive to enable viewers to record
                              without videotapes, pause live TV, and
                              record one programme while watching
                              another.
--------------------          --------------------------
Sky +                         Sky's fully-integrated Personal Video
                              Recorder (PVR) and satellite decoder.
--------------------          --------------------------
Viewing share                 Number of people viewing a channel as a
                              percentage of total viewing audience.
--------------------          --------------------------


Consolidated Profit and Loss Account for the year ended 30 June 2005


                                Before     Goodwill                Before    Goodwill
                          goodwill and          and          goodwill and         and
                           exceptional  exceptional     2005  exceptional exceptional      2004
                                 items        items    Total        items       items     Total
                                  GBPm         GBPm     GBPm         GBPm        GBPm      GBPm
                      Notes   (audited)    (audited)(audited)    (audited)   (audited) (audited)

Turnover:
Group and
share of joint
ventures'
turnover                         4,115           -     4,115       3,738           -     3,738

Less: share of
joint
ventures'
turnover                           (67)          -       (67)        (82)          -       (82)

Group turnover           1       4,048           -     4,048       3,656           -     3,656
--------------------   -----     -------     -------   -------     -------     -------   -------

Operating
expenses, net          2,4      (3,243)       (103)   (3,346)     (3,056)       (119)   (3,175)
--------------------   -----     -------     -------   -------     -------     -------   -------
EBITDA                             897          13       910         702           -       702

Depreciation                       (92)          -       (92)       (102)          -      (102)
Amortisation                         -        (116)     (116)          -        (119)     (119)
--------------------   -----     -------     -------   -------     -------     -------   -------

Operating
profit                             805        (103)      702         600        (119)      481
--------------------   -----     -------     -------   -------     -------     -------   -------

Share of joint
ventures' and
associates'
operating
results                  3          14           -        14          (5)         10         5

Loss on
disposal of
investments in
joint ventures           4           -         (23)      (23)          -           -         -

Profit on
disposal of
fixed asset
investments              4           -           -         -           -          51        51

Amounts
written back
to fixed asset
investments, net         4           -           -         -           -          24        24

Profit on
ordinary
activities
before interest
and taxation                        819        (126)      693         595         (34)      561
--------------------   -----     -------     -------   -------     -------     -------   -------


Interest
receivable and
similar income           5          30           -        30          10           -        10

Interest
payable and
similar
charges                  5         (92)          -       (92)        (91)          -       (91)

Profit on
ordinary
activities
before
taxation                           757        (126)      631         514         (34)      480
--------------------   -----     -------     -------   -------     -------     -------   -------


Tax charge on
profit on
ordinary
activities               6        (202)         (4)     (206)       (158)          -      (158)

Profit on
ordinary
activities
after taxation                     555        (130)      425         356         (34)      322
--------------------   -----     -------     -------   -------     -------     -------   -------

Equity
dividends                7                              (170)                             (116)

Retained
profit for the
financial year                                           255                               206
--------------------   -----     -------     -------   -------     -------     -------   -------

Earnings per
share - basic            8        29.0p       (6.8p)    22.2p       18.3p       (1.7p)    16.6p
Earnings per
share -
diluted                  8        29.0p       (6.8p)    22.2p       18.3p       (1.7p)    16.6p
--------------------   -----     -------     -------   -------     -------     -------   -------

There were no recognised gains or losses in either year other than those included within the profit and loss account.

Details of movements on reserves are shown in note 16.

The accompanying notes are an integral part of this consolidated profit and loss account.

All results relate to continuing operations.



Consolidated Profit and Loss Account for the three months ended 30 June 2005


                                                   Three                               Three
                            Before                months      Before                  months
                          goodwill    Goodwill  ended 30    goodwill    Goodwill    ended 30
                               and         and      June         and         and        June
                       exceptional exceptional      2005 exceptional exceptional        2004
                             items       items     Total       items       items       Total
                              GBPm        GBPm      GBPm        GBPm        GBPm        GBPm
                        (unaudited) (unaudited)(unaudited)(unaudited) (unaudited) (unaudited)

Group and
share of joint
ventures'
turnover                    1,103           -       1,103         979           -         979

Less: share of
joint
ventures'
turnover                      (15)          -         (15)        (20)          -         (20)

Group turnover              1,088           -       1,088         959           -         959
-----------------------     -------     -------     -------     -------     -------     -------

Operating
expenses, net                (857)        (18)       (875)       (797)        (32)       (829)
-----------------------     -------     -------     -------     -------     -------     -------

EBITDA                        253          13         266         184           -         184
Depreciation                  (22)          -         (22)        (22)          -         (22)
Amortisation                    -         (31)        (31)          -         (32)        (32)
-----------------------     -------     -------     -------     -------     -------     -------

Operating profit              231         (18)        213         162         (32)        130
-----------------------     -------     -------     -------     -------     -------     -------

Share of joint
ventures' and
associates'
operating
results                         2           -           2          (1)         10           9

Profit on
ordinary
activities
before
interest and
taxation                      233         (18)        215         161         (22)        139
-----------------------     -------     -------     -------     -------     -------     -------

Interest
receivable and
similar income                  8           -           8           5           -           5

Interest
payable and
similar
charges                       (23)          -         (23)        (23)          -         (23)

Profit on
ordinary
activities
before
taxation                      218         (18)        200         143         (22)        121
-----------------------     -------     -------     -------     -------     -------     -------

Tax charge on
profit on
ordinary
activities                    (44)         (4)        (48)        (42)          -         (42)

Profit on
ordinary
activities
after taxation                174         (22)        152         101         (22)         79
-----------------------     -------     -------     -------     -------     -------     -------

Equity
dividends                                             (93)                                (63)
Retained
profit for the
period                                                 59                                  16
-----------------------     -------     -------     -------     -------     -------     -------

Earnings per
share - basic                 9.2p       (1.2p)       8.0p        5.2p       (1.1p)       4.1p

Earnings per
share - diluted               9.2p       (1.2p)       8.0p        5.2p       (1.1p)       4.1p
-----------------------     -------     -------     -------     -------     -------     -------



Consolidated Balance Sheet at 30 June 2005


                                                        2005              2004
                                                        GBPm              GBPm
                                     Notes          (audited)         (audited)

Fixed assets
Intangible fixed assets                  9               301               417
Tangible fixed assets                   10               526               376
Investments:
Investments in associates                        1                 1
Investments in
joint             : Share of gross
ventures            assets                      47                72
                  : Share of gross
                    liabilities                (26)              (45)
                  : Transfer to
                    creditors                    1                 5
Total investments in
joint ventures and
associates                                                23                33
------------------------            -------- -------    ------ -------   -------
Other fixed asset
investments                                                2                 2
Total investments                                         25                35
------------------------            -------- -------    ------ -------   -------
                                                         852               828
------------------------            -------- -------    ------ -------   -------

Current assets
Stocks                                  11               340               375
Debtors: Amounts falling due within
one year
        - deferred tax asset            12                43                49
        - other                         12               299               321
                                                         342               370
------------------------            -------- -------    ------ -------   -------

Debtors: Amounts falling due after
more than one year
        - deferred tax asset            12                57               102
        - other                         12                32                42
                                                          89               144
------------------------            -------- -------    ------ -------   -------

Cash and liquid resources:
        - current asset
          investments                                     54               173
        - cash at bank and
          in hand                                        643               474
                                                         697               647
------------------------            -------- -------    ------ -------   -------

                                                       1,468             1,536
------------------------            -------- -------    ------ -------   -------

Creditors: Amounts
falling due within one year             13            (1,240)           (1,170)

Net current assets                                       228               366
------------------------            -------- -------    ------ -------   -------

Total assets less
current liabilities                                    1,080             1,194
------------------------            -------- -------    ------ -------   -------

Creditors: Amounts falling due
after more than one year
          - long-term borrowings        14            (1,076)           (1,076)
          - accruals and deferred
            income                      14               (25)              (28)
                                                      (1,101)           (1,104)
------------------------            -------- -------    ------ -------   -------

Provisions for
liabilities and charges                 15               (13)                -
                                                         (34)               90
------------------------            -------- -------    ------ -------   -------

Capital and reserves - equity
Called-up share capital                 16               934               971
Share premium                           16             1,437             1,437
Employee Share Ownership
Plan ("ESOP") reserve                   16               (32)              (30)
Merger reserve                          16               149               222
Special reserve                         16                14                14
Capital redemption
reserve                                 16                37                 -
Profit and loss account                 16            (2,573)           (2,524)
                                                         (34)               90
------------------------            -------- -------    ------ -------   -------

The accompanying notes are an integral part of this consolidated balance sheet.



Consolidated Cash Flow Statement for the year ended 30 June 2005



                                                  Notes       2005      2004
                                                              GBPm      GBPm
                                                           (audited) (audited)

Net cash inflow from operating activities          17a         978       882
--------------------------------                  -------   --------  --------

Dividends received from joint ventures                          12         4
--------------------------------                  -------   --------  --------

Returns on investments and servicing of finance
Interest received and similar income                            28         7
Interest paid and similar charges                              (91)      (89)
Net cash outflow from returns on investments and
servicing of finance                                           (63)      (82)
--------------------------------                   -------  --------  --------

Taxation
UK corporation tax paid                                       (101)      (55)
Consortium relief paid                                          (2)       (3)
Net cash outflow from taxation                                (103)      (58)
--------------------------------                   -------  --------  --------

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                     (230)     (132)
Receipts from sales of fixed asset investments                   1       116
Net cash outflow from capital expenditure and
financial investment                                          (229)      (16)
--------------------------------                   -------  --------  --------

Acquisitions and disposals
Funding to joint ventures and associates                        (4)       (5)
Repayments of funding from joint ventures and
associates                                                       8         6
Receipts from sales of investments in joint
ventures                                                        14         -
Net cash inflow from acquisitions and disposals                 18         1
--------------------------------                   -------  --------  --------

Equity dividends paid                                         (138)      (53)
--------------------------------                   -------  --------  --------

Net cash inflow before management of liquid
resources and financing                                        475       678
--------------------------------                   -------  --------  --------

Management of liquid resources                     17c         164      (511)
--------------------------------                  -------   --------  --------

Financing
Proceeds from issue of Ordinary Shares                           -        20
Proceeds from issue of shares held in ESOP                       4         -
Purchase of own shares for ESOP                                (14)      (22)
Share buy-back                                                (416)        -
Capital element of finance lease payments          17b           -        (1)
Net decrease in debt due after more than one       17b           -       (75)
year
Net cash outflow from financing                               (426)      (78)
--------------------------------                   -------  --------  --------

Increase in cash                                   17c         213        89
--------------------------------                  -------   --------  --------

The accompanying notes are an integral part of this consolidated cash flow statement.



1.    Turnover

                                                           2005          2004
                                                           GBPm          GBPm
                                                      (audited)     (audited)

Direct-to-home subscribers                                2,968         2,660
Cable subscribers                                           219           215
Advertising                                                 329           312
Sky Bet                                                     261           191
Sky Active                                                   92           116
Other                                                       179           162
                                                          4,048         3,656
---------------------------------                       ----------    ----------

2.     Operating expenses, net


                              Before     Goodwill                  Before      Goodwill
                        goodwill and          and            goodwill and           and
                         exceptional  exceptional      2005   exceptional   exceptional      2004
                               items        items     Total         items         items     Total
                                GBPm         GBPm      GBPm          GBPm          GBPm      GBPm
                            (audited)    (audited) (audited)     (audited)     (audited) (audited)

Programming (i)               1,636             -     1,636         1,711             -     1,711
Transmission
and related
functions (i)                   171             -       171           146             -       146
Marketing                       515             -       515           396             -       396
Subscriber
management                      396             -       396           371             -       371
Administration
(ii)                            289           103       392           257           119       376
Betting                         236             -       236           175             -       175
                              3,243           103     3,346         3,056           119     3,175
      -----------------       -------       -------   -------       -------       -------   -------

     (i) The amounts shown are net of GBP11 million (2004: GBP11 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP28 million (2004: GBP28 million) in respect of the provision to third party broadcasters of spare transponder capacity.

     (ii) Administration costs include a goodwill amortisation charge of GBP116 million (2004: GBP119 million), net of an exceptional credit of GBP13 million (2004: nil) (see note 4).

3. Share of joint ventures' and associates' operating results

Goodwill

In the prior year, a credit of GBP11 million arose on the write back of negative goodwill which had arisen on the acquisition of an additional 16.7% stake in Attheraces Holdings Limited in April 2004, taking the Group's stake in Attheraces to 50%. The remaining net GBP1 million charge relates to amortisation of goodwill arising on the acquisition of certain joint ventures and associates.


4. Exceptional items


                            Credit
                           (charge)  Taxation               Credit    Taxation
                            before   (charge)      2005     before    (charge)     2004
                          taxation     credit     Total   taxation      credit    Total
                              GBPm       GBPm      GBPm       GBPm       GBPm      GBPm
                          (audited)  (audited) (audited)  (audited)  (audited) (audited)

Settlement of ITV
Digital programming
debtors (i)                     13         (4)        9          -          -         -

Exceptional
operating
items                           13         (4)        9          -          -         -
-------------------------     ------     ------    ------     ------     ------    ------

Loss on disposal of
investment in joint
ventures (ii)                  (23)         -       (23)         -          -         -

Profit on disposal of fixed
asset investments (iii)          -          -         -         51          -        51

Amounts written back
to fixed asset
investments,
net (iv)                         -          -         -         24          -        24

Exceptional
non-operating
items                          (23)         -       (23)        75          -        75

Total exceptional
items                          (10)        (4)      (14)        75          -        75
-------------------------     ------     ------    ------     ------     ------    ------

2005

(i) Settlement of ITV Digital programming debtors

In July 2005, the Group received GBP13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to the Group.

(ii) Loss on disposal of investments in joint ventures

In November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting Limited ("GSB") for GBP14 million in cash, realising a loss on disposal of GBP23 million. This included the write back of GBP32 million of goodwill which had previously been written off to reserves, as permitted prior to the implementation of Financial Reporting Standard ("FRS") 10, "Goodwill and Intangible Assets" ("FRS 10").

2004

(iii) Profit on disposal of fixed asset investments

In March 2004, the Group sold its 20% shareholding in QVC (UK),  operator of QVC
- The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million.

In October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million.

(iv) Amounts written back to fixed asset investments, net

The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, due to the disposal of its investment in Manchester United plc in October 2003, for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by GBP9 million.



5.     Interest

(a) Interest receivable and similar income


                                            2005      2004
                                            GBPm      GBPm
                                         (audited) (audited)
Group
Interest receivable on cash and liquid
resources                                     29         8

Other interest receivable and similar
income                                         -         1

                                              29         9
-----------------------------              -------   -------

Joint ventures and associates

Share of joint ventures' and associates'
interest receivable                            1         1

-----------------------------              -------   -------

Total interest receivable and similar
income                                        30        10
-----------------------------              -------   -------



(b) Interest payable and similar charges


                                                                2005      2004
                                                                GBPm      GBPm
                                                             (audited) (audited)

Group
On bank loans, overdrafts and other loans repayable within
five years, not by instalments:
- GBP1 billion revolving credit facility ("RCF")(i)                2         -
- GBP600 million RCF (i)                                           4         6
- GBP200 million RCF (ii)                                          -         2
US$650 million of 8.200% Guaranteed Notes, repayable in 2009      33        30
GBP100 million of 7.750% Guaranteed Notes, repayable in 2009       8         8
US$600 million of 6.875% Guaranteed Notes, repayable in 2009      30        30
US$300 million of 7.300% Guaranteed Notes, repayable in 2006      14        14
Finance lease interest                                             1         -
                                                                  92        90
-------------------------------                              ---------   -------

Joint ventures and associates

Share of joint ventures' and associates'
interest payable                                                   -         1
-------------------------------                              ---------   -------

Total interest payable and similar charges                        92        91
-------------------------------                              ---------   -------

(i) In November 2004, the Group entered into a GBP1 billion RCF. This facility was used to cancel an existing GBP600 million RCF, and is available for general corporate purposes, but was undrawn at 30 June 2005. The GBP1 billion RCF has a maturity date of July 2010. The GBP2 million charge for the year (2004: nil) represents the commitment fee to 30 June 2005.

(ii) The GBP200 million RCF expired without being renewed on 29 June 2004.



6.    Taxation


                       Tax charge                         Tax charge
                      (credit) on                        (credit) on
                           profit                             profit
                           before Exceptional                 before
                      exceptional         tax      2005  exceptional  Exceptional      2004
                            items      charge     Total        items   tax charge     Total
                            GBPm         GBPm      GBPm         GBPm         GBPm      GBPm
                        (audited)    (audited) (audited)    (audited)    (audited) (audited)

Current tax

UK corporation tax           159           4       163         127             -       127

Adjustment in respect
of prior years                (8)          -        (8)         (8)            -        (8)

Total current
tax charge                   151           4       155         119             -       119
----------------------     -------     -------   -------     -------      --------   -------
Deferred tax

Origination
and reversal
of timing
differences                   68           -        68          34             -        34

(Decrease)
increase in
estimate of
recoverable
deferred tax
asset in
respect of
prior years                  (17)          -       (17)          5             -         5

Total deferred
tax charge                    51           -        51          39             -        39
----------------------     -------     -------   -------     -------      --------   -------
Share of joint
ventures' and
associates' tax
charge                         -           -         -           -             -         -
----------------------     -------     -------   -------     -------      --------   -------
                             202           4       206         158             -       158
----------------------     -------     -------   -------     -------      --------   -------

All taxation relates to UK corporation tax.



7.        Equity dividends


                                                 2005      2004
                                              (audited) (audited)
                                                 GBPm      GBPm

Interim dividend paid of 4.00p (2004: 2.75p)
per Ordinary Share                                 77        53

Final dividend proposed of 5.00p (2004:
3.25p) per Ordinary Share                          93        63

                                                  170       116
-------------------------------                 ------   -------

The ESOP has waived its rights to dividends.



8.        Earnings per share

                                                                                                            2004
                 Before                                 2005                                               After
               goodwill                                After        Before                              goodwill
                    and                         goodwill and  goodwill and                                   and
            exceptional              Exceptional exceptional   exceptional              Exceptional  exceptional
                  items  Goodwill         items        items         items    Goodwill        items        items
               (audited) (audited)     (audited)    (audited)     (audited)   (audited)    (audited)    (audited)

Profit on
ordinary
activities
after
taxation      GBP555m    (GBP116m)      (GBP14m)     GBP425m       GBP356m    (GBP109m)      GBP75m      GBP322m

Earnings
per
share -
basic             29.0p     (6.1p)        (0.7p)       22.2p         18.3p       (5.6p)        3.9p        16.6p

Earnings
per
share -
diluted           29.0p     (6.1p)        (0.7p)       22.2p         18.3p       (5.6p)        3.9p        16.6p
----------       -------   -------       -------      -------       -------     -------       -------     -------

Earnings per share is shown calculated by reference to profits both before and after goodwill and exceptional items and related tax, since the Directors consider that this gives a useful additional indication of underlying performance.



9.        Intangible fixed assets

The movement in the year was as follows:


                                                                     Goodwill
                                                                         GBPm
                                                                     (audited)

Net book value at 1 July 2004                                             417

Additions                                                                   -

Amortisation charge                                                      (116)

Net book value at 30 June 2005                                            301
--------------------------------------                            -------------

Goodwill of GBP272 million, GBP543 million and GBP5 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BiB") and WAPTV respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11 "Impairment of fixed assets and goodwill", impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with Group strategy, the business plans on which these reviews were based reflect significant projected increases in betting and other interactive revenues over the subsequent five years. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.



10.     Tangible fixed assets

The movement in the year was as follows:



                           Freehold                  Equipment,
                               land          Short    fixtures      Assets in
                                and      leasehold         and      course of
                          buildings   improvements    fittings   construction      Total
                               GBPm           GBPm        GBPm           GBPm       GBPm
                           (audited)      (audited)   (audited)      (audited)  (audited)


Net book value
as at 1 July
2004                             34             24        217            101        376
Additions                        25              -         66            153        244
Disposals                         -              -         (2)             -         (2)
Transfers                         -             (8)         8              -          -
Depreciation                     (2)            (5)       (85)             -        (92)
Net book value
as at 30 June
2005                             57             11        204            254        526
-----------------            --------       --------   --------       --------   --------



11.     Stocks


                                                              2005       2004
                                                              GBPm       GBPm
                                                         (audited)    (audited)

Television programme rights                                    310        322
Digiboxes and related equipment                                 28         49
Raw materials and consumables                                    2          2
Other goods held for resale                                      -          2
                                                               340        375
----------------------------                               ----------   --------

At least 86% (2004: 87%) of the existing television programme rights at 30 June 2005 will be amortised within one year.




12.     Debtors


                                                            2005         2004
                                                            GBPm         GBPm
                                                        (audited)    (audited)
Amounts falling due within one year
Trade debtors                                                134          165
Amounts owed by joint ventures and associates                  6            8
Amounts owed by other related parties                          1            2
Other debtors                                                  4            3
Prepaid programme rights                                      47           35
Prepaid transponder rentals                                   15           15
Deferred tax asset                                            43           49
Other prepayments and accrued income                          92           93
                                                             342          370
-----------------------------------                       ---------    ---------

Amounts falling due after more than one year
Prepaid programme rights                                       4            6
Prepaid transponder rentals                                   23           30
Deferred tax asset                                            57          102
Other prepayments and accrued income                           5            6
                                                              89          144
-----------------------------------                       ---------    ---------



13.     Creditors: Amounts falling due within one year


                                                           2005         2004
                                                           GBPm         GBPm
                                                      (audited)    (audited)

Trade creditors (i)                                         345          390
Amounts due to joint ventures and associates                  3            8
Amounts due to related parties                               34           40
UK corporation tax                                          100           48
VAT                                                         101           92
Social security and PAYE                                     10            8
Proposed dividend                                            93           63
Defined contribution pension scheme creditor                  1            1
Other creditors                                              42           60
Accruals and deferred income                                511          460
                                                          1,240        1,170
-----------------------------                           -----------    ---------

(i) Included within trade creditors are GBP187 million (2004: GBP250 million) of US dollar-denominated programme creditors. Approximately 80% (2004: 80%) of these were covered by forward rate currency contracts.



14. Creditors: Amounts falling due after more than one year


                                                             2005        2004
                                                             GBPm        GBPm
                                                         (audited)   (audited)
Long-term borrowings
US$650 million of 8.200% Guaranteed Notes, repayable
in 2009                                                       413         413
GBP100 million of 7.750% Guaranteed Notes, repayable in 2009  100         100
US$600 million of 6.875% Guaranteed Notes, repayable in 2009  367         367
US$300 million of 7.300% Guaranteed Notes, repayable in 2006  189         189
Obligations under finance leases                                7           7

                                                            1,076       1,076
--------------------------------                        ------------   ---------

Other
Accruals and deferred income                                   25          28
--------------------------------                        ------------   ---------
                                                            1,101       1,104
--------------------------------                        ------------   ---------

Undrawn RCFs
In November 2004, the Group entered into a GBP1 billion RCF. This facility was used to cancel an existing GBP600 million RCF and is available for general corporate purposes. The GBP1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group's leverage ratio of net debt to earnings before interest, taxes, depreciation and amortisation ("EBITDA") (as defined in the loan agreement). At the current ratio of Net Debt: EBITDA, the margin would be 0.45% above LIBOR if the Group were to make a drawing on the facility.

Both the bank facilities and the publicly-traded guaranteed notes have been issued by the Company and guaranteed by both British Sky Broadcasting Limited and Sky Subscribers Services Limited. Additionally, the GBP1 billion RCF has been guaranteed by BSkyB Investments Limited.



15.     Provisions for liabilities and charges


                                      Provision for
                                         redundancy         Other         Total
                                           expenses    provisions    provisions
                                               GBPm          GBPm          GBPm
                                          (audited)     (audited)      (audited

At 1 July 2004                                    -             -             -
Provided in the year                             11             2            13
At 30 June 2005                                  11             2            13
-------------------------                 -----------    ----------    ----------



16.     Reconciliation of movement in shareholders' funds

Movement in shareholders' funds includes all movements in reserves.


                                                                     Capital    Profit   Total equity
                  Share     Share       ESOP    Merger   Special  redemption  and loss  shareholders'
                capital   premium    reserve   reserve   reserve     reserve   account funds (deficit)
                   GBPm      GBPm       GBPm      GBPm      GBPm        GBPm      GBPm          GBPm
               (audited) (audited)  (audited) (audited) (audited)   (audited) (audited)     (audited)

At 1 July 2004      971     1,437       (30)      222        14          -    (2,524)           90
---------------    ------    ------    ------    ------    ------     ------    ------       -------
ESOP shares
utilised              -         -        12         -         -          -         7            19
ESOP shares
purchased             -         -       (14)        -         -          -         -           (14)
Profit for the
financial year        -         -         -         -         -          -       425           425
Dividends             -         -         -         -         -          -      (170)         (170)
Transfer from
merger reserve        -         -         -       (73)        -          -        73             -
Write back of
goodwill on
disposal              -         -         -         -         -          -        32            32
Share buy-back      (37)        -         -         -         -         37      (416)         (416)
---------------    ------    ------    ------    ------    ------     ------    ------       -------
At 30 June
2005                934     1,437       (32)      149        14         37    (2,573)          (34)
---------------    ------    ------    ------    ------    ------     ------    ------       -------


Share buy-back
On 12 November 2004, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97 million Ordinary Shares. During the financial year, the Company purchased, and subsequently cancelled, 74 million Ordinary Shares at an average price of GBP5.60 per share, with a nominal value of GBP37 million, for a consideration of GBP416 million. Consideration included stamp duty and commission of GBP3 million. This represents 4% of called-up share capital at the beginning of the financial year.

Goodwill
In accordance with FRS 10, the Company has included the write off of GBP32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the profit for the financial year. The goodwill arose on the purchase of GSB and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the GBP32 million charge to the profit and loss reserve.

At 30 June 2005, the cumulative goodwill written off directly to reserves by the Group amounted to GBP492 million (2004: GBP524 million).

Share option schemes
During the period, the Company issued shares with a market value of GBP1 million (2004: GBP26 million) in respect of the exercise of options awarded under various share option schemes.

At 30 June 2005, the Group's ESOP held 5,609,212 Ordinary Shares in the Company at an average value of GBP5.78 per share. The 1,808,303 shares utilised during the period relate to the exercise of Long Term Incentive Plan ("LTIP"), Equity Bonus Plan ("EBP"), Key Contributor Plan ("KCP"), Executive Share Option Scheme and Sharesave Scheme awards.

17.     Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash flows


                                      Before                               Before
                                    goodwill      Goodwill               goodwill       Goodwill
                                         and           and                    and            and
                                 exceptional   exceptional      2005  exceptional    exceptional      2004
                                       items         items     Total        items          items     Total
                                        GBPm          GBPm      GBPm         GBPm           GBPm      GBPm
                                    (audited)     (audited) (audited)    (audited)      (audited) (audited)

Operating profit                         805          (103)      702           600          (119)      481

Depreciation                              92             -        92           102             -       102

Amortisation of goodwill and other
intangible fixed assets                    -           116       116             -           119       119

Loss on disposal of fixed assets           2             -         2             1             -         1

Decrease(increase) in stock               35             -        35            (5)            -        (5)

Decrease in debtors                       34             -        34            17             -        17

(Decrease) increase in creditors         (14)            -       (14)          170             -       170

Increase (decrease) in provision          12             -        12            (3)            -        (3)

Foreign exchange movement                 (1)            -        (1)            -             -         -

Net cash inflow from operating
activities                               965            13       978           882             -       882
----------------------                 -------       -------   -------       -------       -------   -------




(b) Analysis of changes in
net debt


                                At                              At
                            1 July       Cash              30 June
                              2004       flow  Exchange       2005
                              GBPm       GBPm      GBPm       GBPm
                           (audited) (audited)  (audited) (audited)

Overnight deposits              73       172          -       245

Other cash                      63        41          -       104

Cash                           136       213          -       349
---------------------        -------   -------    -------   -------

Short-term deposits            338       (45)         1       294

Commercial paper               173      (119)         -        54

Liquid resources               511      (164)         1       348
---------------------        -------   -------    -------   -------

Cash and liquid resources      647        49          1       697
---------------------        -------   -------    -------   -------

Debt due after more than
one year                    (1,069)        -          -    (1,069)

Capital element of finance
leases                          (7)        -          -        (7)

Total debt and capital
element of finance leases   (1,076)        -          -    (1,076)

---------------------        -------   -------    -------   -------

Total net debt                (429)       49          1      (379)
---------------------        -------   -------    -------   -------

(c) Reconciliation of net cash flow to movement in net debt


                                                     2005      2004
                                                     GBPm      GBPm
                                                  (audited) (audited)

Increase in cash                                      213        89
-----------------------------------                  ------    ------

(Decrease) increase in short-term deposits            (45)      338

(Decrease) increase in commercial paper              (119)      173

(Decrease) increase in liquid resources              (164)      511
-----------------------------------                  ------    ------

Cash outflow resulting from decrease in debt and
lease financing                                         -        76

Foreign exchange movement                               1         -
-----------------------------------                  ------    ------
Decrease in net debt                                   50       676
-----------------------------------                  ------    ------
-----------------------------------                  ------    ------
Net debt at beginning of year                        (429)   (1,105)
Net debt at end of year                              (379)     (429)
-----------------------------------                  ------    ------

(d) Major non-cash transactions

2005
Corporate reorganisation
On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a 100% owned subsidiary. This formed part of a corporate reorganisation, allowing the Company access to additional distributable reserves.

Disposal of GSB
In accordance with FRS 10, the Group has included the write off of GBP32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the profit for the financial year. The goodwill arose on the purchase of GSB and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the GBP32 million charge to the profit and loss reserve.

2004
Share premium reduction
On 10 December 2003, the High Court approved a reduction in the Company's share premium account of GBP1,120 million, as approved by the Company's shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company's deficit on its profit and loss account as at 30 September 2003 of GBP1,106 million, and creating a non-distributable special reserve of GBP14 million, which represents the excess of the share premium reduction over the deficit.

WAPTV
On 30 September 2003, the Company issued 338,755 Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% interest in WAPTV Limited which occurred in May 2001.



-----------------------
This financial information does not constitute statutory accounts for the purpose of section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2005 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2005, which have not yet been filed with the Registrar of Companies, but on which the auditors gave an unqualified report, and which did not contain a statement under section 237 (2) or (3) of the Companies Act 1985, on 2 August 2005. The preliminary announcement was approved by the Board of Directors on 2 August 2005.

The financial information for the three months ended 30 June 2005 and 30 June 2004 is unaudited.

The financial information for the year ended 30 June 2004 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2004. The statutory accounts on which the auditors gave an unqualified report and which did not contain a statement under section 237 (2) or (3) of the Companies Act 1985, have been filed with the registrar of Companies.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 3 August 2005                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary